

July 25, 2013

Via E-mail
Mr. Yujin Wang
President, Chief Executive Officer, and Chief Financial Officer
China Rongxin Chemical Holding Group, Inc.
Room 2702, Building #3
Machangjiaolu Hualixinhuashidai
Jianghuanqu, Wuhan, Hubei, China

> **RE:** **China Rongxin Chemical Holding Group, Inc.**
> **Form 10-K for the Year Ended July 31, 2012**
> **Filed October 23, 2012**
> **File No. 0-54215**

Dear Mr. Wang:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.  We note that you have not filed your Forms 10-Q for the quarterly periods ended January 31, 2013 and April 30, 2013.  Please file the required Exchange Act reports.

Cautionary Statement on Forward-Looking Information, page 3

2.  In future filings, please delete the references to the Private Securities Litigation Reform Act, Section 27A of the Securities Act and Section 21E of the Exchange Act. As a blank check company, you cannot rely on this safe harbor.

Certain Relationships and Related Transactions and Director Independence, page 15

3.  We note that your disclosure refers to transactions with related persons that exceed $120,000. In future filings, please report transactions since the beginning of your last completed fiscal

year, or any currently proposed transaction, with related persons in which the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years.  See Item 404(d) of Regulation S-K.

Signatures

4.  In future filings, please include the signature of your principal accounting officer or controller.  See General Instruction D.2.A to Form 10-K.

Exhibit 3.1

5.  We note that Exhibit 3.1 indicates that the authorized stock of the corporation is 1,000,000,000 shares of common stock and 500,000,000 shares of preferred stock, but your balance sheet indicates that the authorized stock is 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.  Please advise and revise in future filings as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief